UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Aptinyx Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03836N103

(Cusip Number)

Elijah (“Terry”) P. Gould III
One North Wacker Drive, Suite 2700,
Chicago, Illinois 60606

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 03836N103

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
Adams Street Partners, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):
OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization:
USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:
5,030,628[1]

	8	Shared Voting Power:
--

	9	Sole Dispositive Power:
5,030,628[1]

	10	Shared Dispositive Power:
--

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

5,030,628[1]

13	Percent of Class Represented by Amount in Row (11):
11.5%[2]

14	Type of Reporting Person (See Instructions):
IA

1 Represents 249,791 shares of common stock held by Adams Street 2008 Direct Fund, L.P. (“AS 2008”), 216,053 shares of common stock held by Adams Street 2009 Direct Fund, L.P. (“AS 2009”), 122,728 shares of common stock held by Adams Street 2010 Direct Fund, L.P. ("AS 2010"), 106,754 shares of common stock held by Adams Street 2011 Direct Fund LP ("AS 2011"), 691,176 shares of common stock held by Adams Street 2012 Direct Fund LP (“AS 2012”), 522,837 shares of common stock held by Adams Street 2013 Direct Fund LP (“AS 2013”), 711,151 shares of common stock held by Adams Street 2014 Direct Fund LP (“AS 2014”), 504,708 shares of common stock held by Adams Street 2015 Direct Venture/Growth Fund LP (“AS 2015”), 439,714 shares of common stock held by Adams Street 2016 Direct Venture/Growth Fund LP (“AS 2016”), and 1,465,716 shares held by Adams Street Venture/Growth Fund VI LP (“ASVG VI”). Adams Street Partners, LLC, as the managing member of the general partner of each of AS 2008, AS 2009 and AS 2010, and the managing member of the general partner of the general partner of AS 2011, AS 2012, AS 2013, AS 2014, AS 2015, AS 2016 and ASVG VI, may be deemed to beneficially own the shares held by each of such funds. Thomas S. Bremner, Jeffrey T. Diehl, Elisha P. Gould, Robin Murray, and Fred Wang, each of whom is a partner of Adams Street Partners, LLC (or a subsidiary thereof), may be deemed to have shared voting and investment power over the shares held by these funds. Adams Street Partners, LLC and Thomas S. Bremner, Jeffrey T. Diehl, Elisha P. Gould, Robin Murray, and Fred Wang disclaim beneficial ownership of the shares held by each of AS 2008, AS 2009, AS 2010, AS 2011, AS 2012, AS 2013, AS 2014, AS 2015, AS 2016 and ASVG VI except to the extent of their pecuniary interest therein.

2 Based on the Corporation’s Rule 424b(5) Prospectus dated January 10, 2020 as filed with the Securities and Exchange Commission on January 13, 2020, there were 43,846,631 shares of common stock outstanding as of January 14, 2020.

SCHEDULE 13D

CUSIP No. 03836N103

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
Adams Street 2008 Direct Fund, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):
OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization:
USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:
249,791

	8	Shared Voting Power:
--

	9	Sole Dispositive Power:
249,791

	10	Shared Dispositive Power:
--

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

249,791

13	Percent of Class Represented by Amount in Row (11):
Less than 1%[3]

14	Type of Reporting Person (See Instructions):
PN

3 Based on the Corporation’s Rule 424b(5) Prospectus dated January 10, 2020 as filed with the Securities and Exchange Commission on January 13, 2020, there were 43,846,631 shares of common stock outstanding as of January 14, 2020.

SCHEDULE 13D

CUSIP No. 03836N103

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
Adams Street 2009 Direct Fund, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):
OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization:
USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:
216,053

	8	Shared Voting Power:
--

	9	Sole Dispositive Power:
216,053

	10	Shared Dispositive Power:
--

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

216,053

13	Percent of Class Represented by Amount in Row (11):
Less than 1%[4]

14	Type of Reporting Person (See Instructions):
PN

4 Based on the Corporation’s Rule 424b(5) Prospectus dated January 10, 2020 as filed with the Securities and Exchange Commission on January 13, 2020, there were 43,846,631 shares of common stock outstanding as of January 14, 2020.

SCHEDULE 13D

CUSIP No. 03836N103

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
Adams Street 2010 Direct Fund, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):
OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization:
USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:
122,728

	8	Shared Voting Power:
--

	9	Sole Dispositive Power:
122,728

	10	Shared Dispositive Power:
--

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

122,728

13	Percent of Class Represented by Amount in Row (11):
Less than 1%[5]

14	Type of Reporting Person (See Instructions):
PN

5 Based on the Corporation’s Rule 424b(5) Prospectus dated January 10, 2020 as filed with the Securities and Exchange Commission on January 13, 2020, there were 43,846,631 shares of common stock outstanding as of January 14, 2020.

SCHEDULE 13D

CUSIP No. 03836N103

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
Adams Street 2011 Direct Fund LP

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):
OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization:
USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:
106,754

	8	Shared Voting Power:
--

	9	Sole Dispositive Power:
106,754

	10	Shared Dispositive Power:
--

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

106,754

13	Percent of Class Represented by Amount in Row (11):
Less than 1%[6]

14	Type of Reporting Person (See Instructions):
PN

6 Based on the Corporation’s Rule 424b(5) Prospectus dated January 10, 2020 as filed with the Securities and Exchange Commission on January 13, 2020, there were 43,846,631 shares of common stock outstanding as of January 14, 2020.

SCHEDULE 13D

CUSIP No. 03836N103

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
Adams Street 2012 Direct Fund LP

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):
OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization:
USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:
691,176

	8	Shared Voting Power:
--

	9	Sole Dispositive Power:
691,176

	10	Shared Dispositive Power:
--

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

691,176

13	Percent of Class Represented by Amount in Row (11):
1.6%[7]

14	Type of Reporting Person (See Instructions):
PN

7 Based on the Corporation’s Rule 424b(5) Prospectus dated January 10, 2020 as filed with the Securities and Exchange Commission on January 13, 2020, there were 43,846,631 shares of common stock outstanding as of January 14, 2020.

SCHEDULE 13D

CUSIP No. 03836N103

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
Adams Street 2013 Direct Fund LP

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):
OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization:
USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:
522,837

	8	Shared Voting Power:
--

	9	Sole Dispositive Power:
522,837

	10	Shared Dispositive Power:
--

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

522,837

13	Percent of Class Represented by Amount in Row (11):
1.2%[8]

14	Type of Reporting Person (See Instructions):
PN

8 Based on the Corporation’s Rule 424b(5) Prospectus dated January 10, 2020 as filed with the Securities and Exchange Commission on January 13, 2020, there were 43,846,631 shares of common stock outstanding as of January 14, 2020.

SCHEDULE 13D

CUSIP No. 03836N103

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
Adams Street 2014 Direct Fund LP

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):
OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization:
USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:
711,151

	8	Shared Voting Power:
--

	9	Sole Dispositive Power:
711,151

	10	Shared Dispositive Power:
--

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

711,151

13	Percent of Class Represented by Amount in Row (11):
1.6%[9]

14	Type of Reporting Person (See Instructions):
PN

9 Based on the Corporation’s Rule 424b(5) Prospectus dated January 10, 2020 as filed with the Securities and Exchange Commission on January 13, 2020, there were 43,846,631 shares of common stock outstanding as of January 14, 2020.

SCHEDULE 13D

CUSIP No. 03836N103

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
Adams Street 2015 Direct Venture/Growth Fund LP

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):
OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization:
USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:
504,708

	8	Shared Voting Power:
--

	9	Sole Dispositive Power:
504,708

	10	Shared Dispositive Power:
--

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

504,708

13	Percent of Class Represented by Amount in Row (11):
1.2%[10]

14	Type of Reporting Person (See Instructions):
PN

10 Based on the Corporation’s Rule 424b(5) Prospectus dated January 10, 2020 as filed with the Securities and Exchange Commission on January 13, 2020, there were 43,846,631 shares of common stock outstanding as of January 14, 2020.

SCHEDULE 13D

CUSIP No. 03836N103

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
Adams Street 2016 Direct Venture/Growth Fund LP

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):
OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization:
USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:
439,714

	8	Shared Voting Power:
--

	9	Sole Dispositive Power:
439,714

	10	Shared Dispositive Power:
--

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

439,714

13	Percent of Class Represented by Amount in Row (11):
1.0%[11]

14	Type of Reporting Person (See Instructions):
PN

11 Based on the Corporation’s Rule 424b(5) Prospectus dated January 10, 2020 as filed with the Securities and Exchange Commission on January 13, 2020, there were 43,846,631 shares of common stock outstanding as of January 14, 2020.

SCHEDULE 13D

CUSIP No. 03836N103

1	Names of Reporting Persons:	I.R.S. Identification Nos. of Above Persons (entities only):
Adams Street Venture/Growth Fund VI LP

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☒
(b) ☐

3	SEC Use Only:

4	Source of Funds (See Instruction):
OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization:
USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power:
1,465,716

	8	Shared Voting Power:
--

	9	Sole Dispositive Power:
1,465,716

	10	Shared Dispositive Power:
--

11	Aggregate Amount Beneficially Owned by Each Reporting Person:

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

1,465,716

13	Percent of Class Represented by Amount in Row (11):
3.3%[12]

14	Type of Reporting Person (See Instructions):
PN

12 Based on the Corporation’s Rule 424b(5) Prospectus dated January 10, 2020 as filed with the Securities and Exchange Commission on January 13, 2020, there were 43,846,631 shares of common stock outstanding as of January 14, 2020.

Introductory Note

The Reporting Persons (as defined in Item 2 below) have previously reported beneficial ownership of Common Stock (as defined in Item 1 below) in statements on Schedule 13G. The previous statements on Schedule 13G were filed pursuant to Rule 13d-1(d) and Section 13(d)(6)(B) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are filing this Statement on Schedule 13D because, as a result of the acquisition in the aggregate of Common Stock on January 10, 2020 as described in Item 3 below, the Reporting Persons have acquired beneficial ownership of more than 2% of the outstanding Common Stock during the preceding twelve months.

Item 1.     Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock (the “Common Stock”) of Aptinyx Inc., a Delaware corporation (the “Issuer” or “Aptinyx”).  The address of the principal executive offices of the Issuer is 909 Davis Street, Suite 600, Evanston, Illinois 60201; its telephone number is (847) 871-0377.

Item 2.     Identity and Background.

(a)            This Schedule 13D is being jointly filed by (each, a “Reporting Person”):

Adams Street 2008 Direct Fund, L.P.

Adams Street 2009 Direct Fund, L.P.

Adams Street 2010 Direct Fund, L.P.

Adams Street 2011 Direct Fund LP

Adams Street 2012 Direct Fund LP

Adams Street 2013 Direct Fund LP

Adams Street 2014 Direct Fund LP

Adams Street 2015 Direct Venture/Growth Fund LP

Adams Street 2016 Direct Venture/Growth Fund LP

Adams Street Venture/Growth Fund VI LP

Adams Street Partners, LLC is the managing member of the general partner of each of AS 2008, AS 2009 and AS 2010, and the managing member of the general partner of the general partner of each of AS 2011, AS 2012, AS 2013, AS 2014, AS 2015, AS 2016 and ASVG VI, and may be deemed to beneficially own the shares held by them. Schedule I sets forth the relevant partners of Adams Street Partners, LLC.

(b)	The principal business address for each Reporting Person and the individuals listed on Schedule I is One North Wacker Drive, Suite 2700, Chicago, Illinois 60606.

(c)	The principal occupation of each of the persons set forth on Schedule I hereto is the venture capital and growth equity investment business. The information set forth in Schedule I hereto is incorporated herein by reference. Mr. Gould is a director of Issuer.

(d)	None of the Reporting Persons has, and to the best of the knowledge of the Reporting Persons, none of the individuals listed on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	During the last five years, none of the Reporting Person has, and to the best of the knowledge of the Reporting Persons, none of the individuals listed on Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, each Reporting Person has and to the best of the knowledge of the Reporting Persons, each individual on Schedule I has not been and is not now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons is a Delaware entity.

Item 3.     Source and Amount of Funds or Other Consideration.

On January 10, 2020, the Reporting Persons purchased in aggregate 1,000,000 shares of Common Stock from the Issuer in a public offering for $3.00 per share.

Item 4.     Purpose of Transaction.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments. Mr. Elisha Gould, who is a partner of Adams Street Partners, LLC, is a director of the Issuer. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.      Interest In Securities of the Issuer

(a,b) For information regarding beneficial ownership, see the information presented on the cover pages of this Schedule 13D. By agreement with each of the Reporting Persons, Mr. Gould holds stock options for the benefit of such funds.

Adams Street Partners, LLC is the managing member of the general partner of each of the Reporting Persons. Thomas S. Bremner, Jeffrey T. Diehl, Elisha P. Gould III, Robin P. Murray, and Fred Wang, each of whom is a partner of Adams Street Partners, LLC (or a subsidiary thereof), may be deemed to have shared voting and investment power over the reported shares, and disclaim beneficial ownership the shares except to the extent of their pecuniary interest therein.

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreements of the Reporting Persons, the general partner and limited partners of the reporting persons may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entities of which they are a partner.

(e) Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons are parties to an amended and restated investors' rights agreement, dated as of December 11, 2017 by and among the Issuer and the investors listed therein, pursuant to which the Reporting Persons have (i) the right to demand that the Issuer file a registration statement to register for resale the Common Stock owned by the Reporting Persons as long as the Reporting Persons own more than 5% of the outstanding Common Stock, and (ii) piggyback rights under which the Reporting Persons can request that shares of Common Stock owned by the Reporting Persons be covered by a registration statement that the Issuer files (other than registration statements on Form S-8 and registration statements on Form S-4). A copy of the amended and restated investors' rights agreement is filed as Exhibit B to this Schedule 13D and this summary of the amended and restated investors' rights agreement is qualified in its entirety by reference to Exhibit B, which exhibit is incorporated herein by reference.

Mr. Gould has entered into an indemnification agreement with the Issuer under which the Issuer may indemnify, to the fullest extent permitted by Delaware law, Mr. Gould for liabilities that may arise by reason of his status as a director of the Issuer. A form of indemnification agreement is filed hereto as Exhibit A to this Schedule 13D, which exhibit is incorporated herein by reference.

Item 7.      Exhibits.

EXHIBIT A	Form of Indemnification Agreement, incorporated by reference to the Registrant’s First Amendment to the Registration Statement on Form S-1 (File No. 333-225150 filed with the SEC on June 11, 2018).

EXHIBIT B	Amended and Restated Investors’ Rights Agreement among the Registrant and certain of its stockholders, dated December 11, 2017, incorporated by reference to the Registrant’s Registration Statement on Form S-1 (File No. 333-225150 filed with the SEC on May 23, 2018).

EXHIBIT C	Joint Filing Agreement dated January 17, 2020 by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2020

ADAMS STREET 2008 DIRECT FUND, L.P.

By:	ASP 2008 Direct Management LLC, its General Partner

By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2009 DIRECT FUND, L.P.

By:	ASP 2009 Direct Management LLC, its General Partner

By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2010 DIRECT FUND, L.P.

By:	ASP 2010 Direct Management LLC, its General Partner

By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2011 DIRECT FUND LP

By:	ASP 2011 Direct Management LP, its General Partner
By:	ASP 2011 Direct Management LLC, its General Partner
By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2012 DIRECT FUND LP

By:	ASP 2012 Direct Management LP, its General Partner
By:	ASP 2012 Direct Management LLC, its General Partner
By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2013 DIRECT FUND LP

By:	ASP 2013 Direct Management LP, its General Partner
By:	ASP 2013 Direct Management LLC, its General Partner
By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2014 DIRECT FUND LP

By:	ASP 2014 Direct Management LP, its General Partner
By:	ASP 2014 Direct Management LLC, its General Partner
By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2015 DIRECT VENTURE/GROWTH FUND LP

By:	ASP 2015 Direct Management LP, its General Partner
By:	ASP 2015 Direct Management LLC, its General Partner
By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2016 DIRECT VENTURE/GROWTH FUND LP

By:	ASP 2016 Direct Management LP, its General Partner
By:	ASP 2016 Direct Management LLC, its General Partner
By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET VENTURE/GROWTH FUND VI LP

By:	ASP VG Management VI LP, its General Partner
By:	ASP VG Management VI LLC, its General Partner
By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

EXHIBIT C

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D, including all amendments thereto, with respect to the common stock, par value $0.01 per share, of Aptinyx Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to the first such joint filing and may, as required, be included as an exhibit to subsequent amendments thereto.

Each of the undersigned agrees and acknowledges that each party hereto is (i) individually eligible to use such Schedule 13D and (ii) responsible for the timely filing of such Schedule 13D and any and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness and accuracy of the information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument. A facsimile, telecopy or other reproduction of this Joint Filing Agreement may be executed by one or more parties hereto, and an executed copy of this Joint Filing Agreement may be delivered by one or more parties hereto by facsimile or similar instantaneous electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes as of the date hereof.

Dated: January 17, 2020

ADAMS STREET 2008 DIRECT FUND, L.P.

By:	ASP 2008 Direct Management LLC, its General Partner

By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2009 DIRECT FUND, L.P.

By:	ASP 2009 Direct Management LLC, its General Partner

By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2010 DIRECT FUND, L.P.

By:	ASP 2010 Direct Management LLC, its General Partner

By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2011 DIRECT FUND LP

By:	ASP 2011 Direct Management LP, its General Partner
By:	ASP 2011 Direct Management LLC, its General Partner
By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2012 DIRECT FUND LP

By:	ASP 2012 Direct Management LP, its General Partner
By:	ASP 2012 Direct Management LLC, its General Partner
By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2013 DIRECT FUND LP

By:	ASP 2013 Direct Management LP, its General Partner
By:	ASP 2013 Direct Management LLC, its General Partner
By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2014 DIRECT FUND LP

By:	ASP 2014 Direct Management LP, its General Partner
By:	ASP 2014 Direct Management LLC, its General Partner
By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2015 DIRECT VENTURE/GROWTH FUND LP

By:	ASP 2015 Direct Management LP, its General Partner
By:	ASP 2015 Direct Management LLC, its General Partner
By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2016 DIRECT VENTURE/GROWTH FUND LP

By:	ASP 2016 Direct Management LP, its General Partner
By:	ASP 2016 Direct Management LLC, its General Partner
By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET VENTURE/GROWTH FUND VI LP

By:	ASP VG Management VI LP, its General Partner
By:	ASP VG Management VI LLC, its General Partner
By:	Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

SCHEDULE I

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT
Thomas S. Bremner	Partner, Adams Street Partners, LLC
Jeffrey T. Diehl	Partner, Adams Street Partners, LLC
Elisha P. Gould III	Partner, Adams Street Partners, LLC
Robin Murray	Partner, Adams Street Partners, LLC
Fred Wang	Partner, Adams Street Partners, LLC

The address of each individual listed is One North Wacker Drive, Suite 2700, Chicago, IL 60606-2823. Each of the individuals is a citsizen of the United States.